UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2019

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada  G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CEO
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CFO

On July 10, 2019, EXFO Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2019. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations as well as certifications of interim filings for the third fiscal quarter of the 2019 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations and certifications of interim filings for the third fiscal quarter of the 2019 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: July 10, 2019

EXFO reports third quarter results for fiscal 2019
◾	Sales reached US$73.6 million, above midpoint of guidance range
◾	IFRS net earnings attained break-even mark, US$0.00 per share
◾	Adjusted EBITDA totaled US$7.9 million, 10.7% of sales

QUEBEC CITY, CANADA, July 10, 2019 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF), the communications industry's test, monitoring and analytics experts, reported today financial results for the third quarter ended May 31, 2019.

Sales increased 1.9% to US$73.6 million in the third quarter of fiscal 2019 from  US$72.2 million in the third quarter of 2018. After nine months in fiscal 2019, sales improved 8.2% year-over-year to US$216.7 million. Astellia contributed nine months to EXFO’s financial results in 2019 versus four months for the same period in 2018.

Bookings decreased 4.8% to US$69.6 million for a book-to-bill ratio of 0.95 in the third quarter of fiscal 2019 from US$73.1 million for the same period of 2018. After nine months in fiscal 2019, bookings increased 10.9% year-over-year to US$226.9 million for a book-to-bill ratio of 1.05.

Gross margin before depreciation and amortization* amounted to 58.6% of sales in the third quarter of fiscal 2019 compared to 59.9% in the third quarter of 2018.

IFRS net earnings in the third quarter of fiscal 2019 totaled US$21,000, or US$0.00 per share, compared to a net loss of US$6.0 million, or US$0.11 per share, in the third quarter of 2018. IFRS net earnings in the third quarter of 2019 included US$1.7 million in after-tax amortization of intangible assets, US$0.5 million in stock-based compensation costs and a foreign exchange gain of US$0.1 million. After nine months in fiscal 2019, IFRS net loss attributable to the parent interest1 amounted to US$2.3 million compared to US$8.0 million for the same period in 2018.

Adjusted EBITDA* totaled US$7.9 million, or 10.7% of sales, in the third quarter of fiscal 2019 compared to US$2.5 million, or 3.5% of sales, in the third quarter of 2018. After nine months in fiscal 2019, adjusted EBITDA surged 74.5% year-over-year to US$19.4 million.

“I am pleased with our execution so far in fiscal 2019 with significant year-over-year increases in sales, bookings and adjusted EBITDA, including third quarter revenue above the midpoint of guidance and an adjusted EBITDA margin greater than 10% for a second consecutive quarter,” said EXFO's CEO Philippe Morin. "This heightened level of consistency reflects a strong performance against our growth strategy, leveraging fiber buildouts, data center interconnects as well as 5G deployments and network virtualization, while maintaining a sound financial discipline. We are confident that we will at least achieve our adjusted EBITDA target of US$24 million for fiscal 2019.”

1Represents net loss excluding share of the net loss attributable to Astellia’s minority shareholders.

Selected Financial Information
(In thousands of US dollars)
	Three months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2019	Nine months ended May 31, 2018

Test and Measurement sales	$54,359	$49,864	$154,530	$149,934
Service Assurance, Systems and Services sales	19,469	22,174	62,586	49,599
Foreign exchange gains (losses) on forward exchange contracts	(241)	179	(401)	797
Total sales	$73,587	$72,217	$216,715	$200,330

Test and Measurement bookings	$50,157	$52,111	$159,473	$152,351
Service Assurance, Systems and Services bookings	19,648	20,800	67,822	51,407
Foreign exchange gains (losses) on forward exchange contracts	(241)	179	(401)	797
Total bookings	$69,564	$73,090	$226,894	$204,555
Book-to-bill ratio (bookings/sales)	0.95	1.01	1.05	1.02
Gross margin before depreciation and amortization*	$43,129	$43,254	$128,298	$122,752
	58.6%	59.9%	59.2%	61.3%

Other selected information:
IFRS net earnings (loss) attributable to the parent interest	$21	$(5,970)	$(2,253)	$(7,951)
Amortization of intangible assets	$2,072	$4,210	$7,142	$8,385
Stock-based compensation costs	$475	$440	$1,354	$1,280
Restructuring charges (reversals)	$(13)	$–	$3,305	$–
Change in fair value of cash contingent consideration	$–	$–	$–	$(716)
Acquisition-related deferred revenue fair value adjustment	$–	$913	$1,435	$1,222
Net income tax effect of the above items	$(344)	$(138)	$(1,115)	$(704)
Foreign exchange (gain) loss	$(146)	$(160)	$55	$(1,386)
Adjusted EBITDA*	$7,860	$2,549	$19,372	$11,100

Operating Expenses
Selling and administrative expenses reached US$23.8 million, or 32.3% of sales in the third quarter of fiscal 2019 compared to US$26.0 million, or 35.9% of sales, in the same period last year.

Net R&D expenses attained US$12.0 million, or 16.3% of sales, in the third quarter of fiscal 2019 compared to US$16.1 million, or 22.3% of sales, in the third quarter of 2018.

Third-Quarter Highlights
•
Growth. Sales increased 1.9% year-over-year despite a negative currency impact. The increase in sales can be attributed to heightened demand for EXFO’s Test and Measurement product line, especially 100G/200G/400G optical transport solutions for communications service providers and advanced equipment for the R&D labs and factories of network equipment manufacturers. Service Assurance, Systems and Services (SASS) sales were down year-over-year mainly due to a market slowdown to evaluate how to optimally transform network architectures into virtualized 5G infrastructures. Test and Measurement sales accounted for 74% of total revenue in the third quarter of 2019, while SASS sales totaled 26%. Revenue breakdown among the three main selling regions amounted to 51% in the Americas, 30% in Europe, Middle East and Africa (EMEA) and 19% in Asia-Pacific (APAC).  EXFO’s top customer accounted for 6.9% of sales, while the top three represented 16.9%.

•
Profitability. IFRS net earnings attained the break-even mark in the third quarter of 2019, while adjusted EBITDA reached US$7.9 million, or 10.7% of sales. After nine months in fiscal 2019, IFRS net loss amounted to US$2.3 million while adjusted EBITDA totaled US$19.4 million.

•
Innovation. EXFO introduced a new category of fiber testing solutions with the launch of the industry’s first optical fiber multimeter (OFM) following the quarter-end. This revolutionary test instrument, branded Optical Xplorer™, greatly simplifies and accelerates the task of frontline technicians by automatically evaluating the quality of fiber links in a matter of seconds.

Business Outlook
EXFO forecasts sales between US$66.0 million and US$71.0 million for the fourth quarter of fiscal 2019.

IFRS net results are expected to range between a loss of US$0.02 per share and earnings of US$0.02 per share in the fourth quarter of 2019. IFRS net results include US$0.04 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance, which is a forward-looking statement, was established by management based on existing backlog as of the date of this news release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this news release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review third quarter results for fiscal 2019. To listen to the conference call and participate in the question period via telephone, dial 1-323-794-2093. Please take note the following participant passcode will be required: 8949289. Germain Lamonde, founder and Executive Chairman, Philippe Morin, Chief Executive Officer, and Pierre Plamondon, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8:00 p.m. on July 17, 2019. The replay number is 1-719-457-0820 and the required participant passcode is 8949289. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantee of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represents net earnings (loss) attributable to the parent interest before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, change in fair value of cash contingent consideration, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on IFRS results of non-cash and/or non-operating statement of earnings elements, as well as elements subject to significant volatility such as foreign exchange gain or loss. EXFO uses these measures for evaluating historical and prospective financial performance, as well as its performance relative to competitors. These non-IFRS measures are also the financial measures used by financial analysts to evaluate and compare EXFO’s performance against competitors and industry players in the company’s sector.

Finally, these measures help EXFO plan and forecast future periods as well as make operational and strategic decisions. EXFO believes that providing this information, in addition to the IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand historical and future financial performance. More importantly, it enables the comparison of EXFO’s performance on a relatively similar basis against other public and private companies in the industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss) attributable to the parent interest, in thousands of US dollars:

Adjusted EBITDA
	Three months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2019	Nine months ended May 31, 2018

IFRS net earnings (loss) attributable to the parent interest for the period	$21	$(5,970)	$(2,253)	$(7,951)

Add (deduct):

Depreciation of property, plant and equipment	1,368	1,555	4,187	3,972
Amortization of intangible assets	2,072	4,210	7,142	8,385
Interest and other (income) expense	698	198	(439)	870
Income taxes	3,385	1,363	4,586	5,424
Stock-based compensation costs	475	440	1,354	1,280
Restructuring charges (reversals)	(13)	–	3,305	–
Change in fair value of cash contingent consideration	–	–	–	(716)
Acquisition-related deferred revenue fair value adjustment	–	913	1,435	1,222
Foreign exchange (gain) loss	(146)	(160)	55	(1,386)
Adjusted EBITDA for the period (1)	$7,860	$2,549	$19,372	$11,100

Adjusted EBITDA as a percentage of sales	10.7%	3.5%	8.9%	5.5%

(1)	Includes acquisition-related costs of US$2.1 million for the nine months ended May 31, 2018 (nil in fiscal 2019).

EXFO-F

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at May 31, 2019	As at August 31, 2018

Assets

Current assets
Cash	$13,623	$12,758
Short-term investments	1,691	2,282
Accounts receivable
Trade	52,876	47,273
Other	3,384	4,137
Income taxes and tax credits recoverable	2,985	4,790
Inventories	37,859	38,589
Prepaid expenses	5,492	5,291
Other assets	2,945	2,279
	120,855	117,399

Tax credits recoverable	46,271	47,677
Property, plant and equipment	40,509	44,310
Intangible assets	22,875	29,866
Goodwill	38,517	39,892
Deferred income tax assets	5,229	4,714
Other assets	911	686
	$275,167	$284,544
Liabilities

Current liabilities
Bank loan	$5,000	$10,692
Accounts payable and accrued liabilities	48,903	47,898
Provisions	1,181	2,954
Income taxes payable	1,040	873
Deferred revenue	24,943	16,556
Other liabilities	1,624	3,197
Current portion of long-term debt (note 5)	2,579	2,921
	85,270	85,091

Provisions	2,830	2,347
Deferred revenue	9,086	6,947
Long-term debt (note 5)	3,876	5,907
Deferred income tax liabilities	3,638	5,910
Other liabilities	625	421
	105,325	106,623

Shareholders’ equity
Share capital (note 6)	92,889	91,937
Contributed surplus	18,734	18,428
Retained earnings	112,400	114,906
Accumulated other comprehensive loss	(54,181)	(47,350)
	169,842	177,921

	$275,167	$284,544

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Sales	$73,587	$216,715	$72,217	$200,330

Cost of sales (1)	30,458	88,417	28,963	77,578
Selling and administrative	23,761	75,610	25,957	74,066
Net research and development	11,970	39,410	16,101	40,440
Depreciation of property, plant and equipment	1,368	4,187	1,555	3,972
Amortization of intangible assets	2,072	7,142	4,210	8,385
Change in fair value of cash contingent consideration	‒	‒	‒	(716)
Interest and other (income) expense (note 3)	698	(439)	198	870
Foreign exchange (gain) loss	(146)	55	(160)	(1,386)
Share in net loss of an associate	‒	‒	‒	2,080
Gain on the deemed disposal of the investment in an associate	‒	‒	‒	(2,080)
Earnings (loss) before income taxes	3,406	2,333	(4,607)	(2,879)

Income taxes (notes 3 and 8)	3,385	4,586	1,363	5,424

Net earnings (loss) for the period	21	(2,253)	(5,970)	(8,303)
Net loss for the period attributable to non-controlling interest	‒	‒	‒	(352)

Net earnings (loss) for the period attributable to parent interest	$21	$(2,253)	$(5,970)	$(7,951)

Basic and diluted net earnings (loss) attributable to parent interest per share	$0.00	$(0.04)	$(0.11)	$(0.14)

Basic weighted average number of shares outstanding (000’s)	55,392	55,306	55,099	54,959

Diluted weighted average number of shares outstanding (000’s) (note 9)	56,437	55,306	55,099	54,959

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Net earnings (loss) for the period	$21	$(2,253)	$(5,970)	$(8,303)
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings
Foreign currency translation adjustment	(4,611)	(6,160)	(3,189)	(5,033)
Unrealized gains/losses on forward exchange contracts	(1,046)	(1,237)	(486)	(971)
Reclassification of realized gains/losses on forward exchange contracts in net earnings	(91)	210	(232)	(840)
Deferred income taxes on gains/losses on forward exchange contracts	314	356	155	418
Other comprehensive loss	(5,434)	(6,831)	(3,752)	(6,426)

Comprehensive loss for the period	(5,413)	(9,084)	(9,722)	(14,729)

Comprehensive loss for the period attributable to non-controlling interest	‒	‒	‒	(352)

Comprehensive loss for the period attributable to parent interest	$(5,413)	$(9,084)	$(9,722)	$(14,377)

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Nine months ended May 31, 2018
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Non-controlling interest	Total shareholders’ equity

Balance as at September 1, 2017	$90,411	$18,184	$127,160	$(38,965)	$ ‒	$196,790
Reclassification of stock-based compensation costs (note 6)	1,499	(1,499)	‒	‒	‒	‒
Stock-based compensation costs	‒	1,322	‒	‒	‒	1,322
Business combination	‒	‒	‒	‒	(3,662)	(3,662)
Acquisition of non-controlling interest	‒	‒	(352)	‒	4,014	3,662
Net loss for the period	‒	‒	(7,951)	‒	(352)	(8,303)
Other comprehensive loss
Foreign currency translation adjustment	‒	‒	‒	(5,033)	‒	(5,033)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $418	‒	‒	‒	(1,393)	‒	(1,393)

Comprehensive loss for the period						(14,729)

Balance as at May 31, 2018	$91,910	$18,007	$118,857	$(45,391)	$ ‒	$183,383

	Nine months ended May 31, 2019
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2018	$91,937	$18,428	$114,906	$(47,350)	$177,921
Adoption of IFRS 9 (note 2)	‒	‒	(253)	‒	(253)
Adjusted balance as at September 1, 2018	91,937	18,428	114,653	(47,350)	177,668
Reclassification of stock-based compensation costs (note 6)	1,078	(1,078)	‒	‒	‒
Redemption of share capital (note 6)	(126)	21	‒	‒	(105)
Stock-based compensation costs	‒	1,363	‒	‒	1,363
Net loss for the period	‒	‒	(2,253)	‒	(2,253)
Other comprehensive loss
Foreign currency translation adjustment	‒	‒	‒	(6,160)	(6,160)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $356	‒	‒	‒	(671)	(671)

Total comprehensive loss for the period					(9,084)

Balance as at May 31, 2019	$92,889	$18,734	$112,400	$(54,181)	$169,842

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Cash flows from operating activities
Net earnings (loss) for the period	$21	$(2,253)	$(5,970)	$(8,303)
Add (deduct) items not affecting cash
Stock-based compensation costs	475	1,354	440	1,280
Depreciation and amortization	3,440	11,329	5,765	12,357
Gain on disposal of capital assets (note 3)	‒	(1,732)	‒	‒
Write-off of capital assets	‒	261	77	325
Change in fair value of cash contingent consideration	‒	‒	‒	(716)
Deferred revenue	1,676	11,619	(552)	1,682
Deferred income taxes	(142)	(2,295)	389	2,533
Share in net loss of an associate	‒	‒	‒	2,080
Gain on deemed disposal of the investment in an associate	‒	‒	‒	(2,080)
Changes in foreign exchange gain/loss	143	(310)	(603)	(239)
	5,613	17,973	(454)	8,919
Changes in non-cash operating items
Accounts receivable	(12,857)	(7,038)	2,353	7,693
Income taxes and tax credits	1,596	1,629	172	(2,787)
Inventories	(306)	(668)	1,162	(12)
Prepaid expenses	(585)	(380)	16	205
Other assets	(664)	(1,003)	(245)	(769)
Accounts payable, accrued liabilities and provisions	1,995	2,013	1,821	5
Other liabilities	(6)	(1,527)	(109)	101
	(5,214)	10,999	4,716	13,355
Cash flows from investing activities
Additions to short-term investments	(286)	(578)	‒	(482)
Proceeds from disposal of short-term investments	826	1,168	‒	234
Purchases of capital assets	(1,639)	(6,318)	(3,431)	(7,680)
Proceeds from disposal of capital assets (note 3)	‒	3,318	‒	‒
Investment in an associate	‒	‒	‒	(12,530)
Business combinations, net of cash acquired	‒	‒	‒	(19,120)
	(1,099)	(2,410)	(3,431)	(39,578)
Cash flows from financing activities
Bank loan	(3,808)	(5,052)	9,184	11,250
Repayment of long-term debt	(713)	(2,165)	(757)	(1,027)
Redemption of share capital (note 6)	‒	(105)	‒	‒
Acquisition of non-controlling interest	‒	‒	(3,657)	(3,657)
	(4,521)	(7,322)	4,770	6,566
Effect of foreign exchange rate changes on cash	(306)	(402)	(119)	(289)

Change in cash during the period	(11,140)	865	5,936	(19,946)
Cash – Beginning of the period	24,763	12,758	12,553	38,435
Cash – End of the period	$13,623	$13,623	$18,489	$18,489

Supplementary information
Income taxes paid	$391	$1,877	$426	$1,695
Additions to capital assets	$1,898	$5,269	$3,371	$8,959

As at May 31, 2018 and 2019, unpaid purchases of capital assets amounted to $1,801 and $739 respectively.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the “company”) develops, manufactures and markets smart network test, monitoring and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators, as well as network equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec City, Quebec, Canada, G1M 2K2.

These condensed unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on July 10, 2019.

2	Basis of Presentation

These condensed unaudited interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except as described below. Consequently, these condensed unaudited interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

Recently Issued IFRS Pronouncements

Recently issued IFRS Pronouncements Adopted in Fiscal 2019

Financial instruments

The final version of IFRS 9, “Financial Instruments”, was issued in July 2014 replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting, representing a new hedge accounting model, have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. The company adopted this new standard on September 1, 2018 using the modified retrospective method. The following table summarizes the impact of its adoption on the company’s consolidated balance sheet as at September 1, 2018:

	As reported as at August 31, 2018	Adjustments	As adjusted as at September 1, 2018

Accounts receivable – Trade	$47,273	$(303)	$46,970
Income taxes recoverable	$4,790	$50	$4,840
Total assets	$284,544	$(253)	$284,291

Retained earnings	$114,906	$(253)	$114,653
Shareholders’ equity	$177,921	$(253)	$177,668

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In addition, the company’s financial instruments are accounted for as follows under IFRS 9 as compared to the company’s previous accounting policy with IAS 39:

Financial assets	Classification – IAS 39	Classification – IFRS 9

Cash	Loans and receivables	Amortized cost
Short-term investments	Available for sale	Fair value through other comprehensive income
Accounts receivable	Loans and receivables	Amortized cost
Other assets	Loans and receivables	Amortized cost
Forward exchange contracts	Derivatives used for hedging	Derivatives used for hedging

Financial liabilities

Bank loan	Other financial liabilities	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Other liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost
Forward exchange contracts	Derivatives used for hedging	Derivatives used for hedging

Hedge accounting

All existing hedge relationships that were designated as effective hedging relationships under IAS 39, were re-designated, and continue to qualify for hedge accounting under IFRS 9. The adoption of IFRS 9 did not change the application of hedge accounting for the company’s effective hedges.

Revenue from contracts with customers

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity must apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity recognizes revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. The company adopted this new standard on September 1, 2018 using the modified retrospective method. The company applied this standard retrospectively only to contracts that were not completed at the date of initial application.

The company concluded that the main areas of impact relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangement that contain customer acceptance clauses, and the sale of licenses that provide customers with the “right to use” the company’s intellectual property. The adoption of the new standard had no material impact on the company’s consolidated financial statements.

Foreign Currency Transactions and Advance Consideration

IFRIC 22, “Foreign Currency Transactions and Advance Consideration”, was issued in December 2016. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The company adopted this interpretation retrospectively on September 1, 2018 and its adoption did not have a material impact on its consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Recently issued IFRS Pronouncements Not Yet Adopted

Leases

IFRS 16, “Leases”, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, “Leases”, and related interpretations. Under IFRS 16, lessees will recognize a right-of-use asset and a lease liability measured at the present value of lease payments for virtually all of their leases. Short-term leases with a term of 12 months or less are not required to be recognized. This new standard is effective for annual periods beginning on or after January 1, 2019.

The company will adopt this new standard on September 1, 2019, using the modified retrospective method, which does not require adjustments to comparative periods. The company will apply IFRS 16 at the adoption date and recognize right-of-use assets and lease liabilities in the period of adoption. The new standard provides a number of optional practical expedients in transition. Upon implementation of the new standard, the company intends to elect the practical expedients to combine lease and non-lease components, and to not recognize right-of-use assets and lease liabilities for short-term leases. The company is in the process of identifying appropriate changes to its accounting policies, information technology systems, business processes, and related internal controls to support recognition and disclosure requirements under IFRS 16. While the company is not yet able to assess the full impact of the application of this new standard, the company expects that its adoption will materially increase the assets and liabilities recorded on its consolidated balance sheets. However, the company does not expect the adoption of this standard to have a significant impact on the net earnings. The lease expense, previously recorded under cost of sales, selling and administrative expenses and net research and development expenses will be recorded as depreciation and amortization expenses of the right-of-use asset and as interest expenses on the lease liability in the consolidated statements of earnings. In addition, lease payments for the right-of-use asset, previously reported in cash flow from operating activities will be reported in cash flow from financing activities in the consolidated statements of cash flows.

Uncertainty over Income Tax Treatments

IFRIC 23, “Uncertainty over Income Tax Treatments”, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The company will adopt this interpretation on September 1, 2019 and is currently assessing the impact that it will have on its consolidated financial statements.

New Accounting Policy upon Adoption of Recently Issued IFRS

Revenue Recognition under IFRS 15

The company exercises judgment and use estimates in connection with determining the amounts of product and services revenues to be recognized in each accounting period.

The company accounts for revenue once a legally enforceable contract with a customer has been approved by the parties and the related promises to transfer products or services have been identified. A contract is defined by the company as an arrangement with commercial substance identifying payment terms, each party’s rights and obligations regarding the products or services to be transferred and collection is probable. The company’s contracts usually take form of a customer purchase order.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Customer contracts may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one single performance obligation may require significant judgment. The company assesses whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (ii) the company's promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract. The company derives revenues from goods and services. Sales of goods, which represent the majority of the sales of the company, consist of standalone hardware products, hardware products with embedded software that are essential to providing customers the intended functionality of the solutions, stand-alone software licenses, as well as hardware products bundled with a software license. Sales of services mainly consist of professional services, consulting, stand-ready software-as-a-service (SAAS), maintenance contracts, extended warranties, installation, integration and training. The company’s performance obligations consist of a variety of products and services.

Revenue is recognized when control of the products or services are transferred to the customers in an amount that reflects the consideration the company expects to be entitled to in exchange for products and services. Revenue is recognized at the point in time control is transferred to the customer. For hardware sales, transfer of control to the customer typically occurs at the point the product is shipped or delivered to the customer’s designated location. For ‘’right of use’’ software license sales, transfer of control to the customer typically occurs upon shipment, electronic delivery, or when the software is available for download by the customer. For instances where software is sold along with essential services, such as integration or installation, transfer of control occurs, and revenue is typically recognized upon customer acceptance. In certain instances, acceptance is deemed to have occurred if all acceptance provisions lapse, or if the company has evidence that all acceptance provisions will be, or have been, satisfied. Revenue from software and hardware support is recognized ratably over the support period. Support services generally include rights to unspecified upgrades (when and if available), telephone and internet-based support, updates, bug fixes and hardware repair and replacement. SAAS services are recognized ratably over the contract term.

If the contract contains a single performance obligation, the entire transaction price is attributed to that performance obligation. Some of the company’s contracts include multiple distinct performance obligations with a combination of products and services, maintenance and support, professional services and/or training. The company allocates the transaction price among the performance obligations in an amount that depicts the relative standalone selling prices (SSP) of each obligation. Judgment is required to determine the SSP for each distinct performance obligation. The company assesses SSP based on historical pricing for products and services, whether sold alone or as part of a multiple element transaction. The company reviews sales of the product and services elements on a regular basis and updates, when appropriate, its SSP for such elements to ensure that it reflects recent pricing experience.

Financial Instruments

Financial assets are measured at amortized cost if they are held within a business model whose objective is to hold assets to collect contractual cash flows, and their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Otherwise, they are designated at fair value through profit or loss.

Financial liabilities are measured at amortized cost unless they must be measured at fair value through profit or loss or if the company elects to measure them at fair value through profit or loss.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

3	Restructuring Charges

In August 2018, the company implemented a restructuring plan to accelerate the integration of its newly acquired monitoring and analytics technologies from EXFO Solutions S.A.S., (formerly Astellia S.A.) and simplify its cost structure and optimize resources as the company converges toward fewer sites and reduces its workforce.

The following table summarizes changes in restructuring charges payable during the three months and nine months ended May 31, 2019:

	Three months ended May 31, 2019	Nine months ended May 31, 2019

Balance – Beginning of the period	$1,795	$3,167
Additions and reversals (note 7)	(13)	3,305
Payments	(357)	(5,047)

Balance – End of the period	$1,425	$1,425

On September 9, 2018, as part of its fiscal 2018 restructuring plan and the shutdown of its facilities in Toronto, Canada, the company entered into a binding agreement to sell one of its buildings for net proceeds of $3,318,000. The transfer of ownership occurred in the second quarter of fiscal 2019, as the company continued to use the facility to finalize projects until then. The transaction resulted in a pre-tax gain of $1,732,000 that was recorded in the condensed unaudited interim consolidated statements of earnings for the three months ended February 28, 2019 and the nine months ended May 31, 2019.

In addition, during the three months ended February 28, 2019, as part of its fiscal 2018 restructuring plan and the shutdown of some of its facilities in the United States, the company transferred the ownership of certain intellectual properties held in the United States to Canada. This created a deductible tax asset in Canada and resulted in the recognition of a deferred income tax recovery of $2,383,000 during the three months ended February 28, 2019 as the recovery of this asset is probable. This deferred income tax recovery was recorded in the condensed unaudited interim consolidated statements of earnings for the three months ended February 28, 2019 and the nine months ended May 31, 2019.

4	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3:	Unobservable inputs for the asset or liability

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company’s short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates.

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy, is as follows:

	As at May 31, 2019				As at August 31, 2018
	Level 1		Level 2		Level 1		Level 2
Financial assets
Short-term investments		$1,691	$	−		$2,282	$	−
Forward exchange contracts	$	−		$33	$	−		$318

Financial liabilities
Forward exchange contracts	$	−		$1,837	$	−		$807

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2019, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized below:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2019 to August 2019	$8,700	1.2984
September 2019 to August 2020	33,600	1.3001
September 2020 to August 2021	15,300	1.3067
September 2021 to April 2022	4,500	1.3208
Total	$62,100	1.3030

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2019 to August 2019	600	74.31
September 2019 to May 2020	1,200	72.00
Total	$1,800	72.77

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $489,000 as at August 31, 2018, and $1,804,000 as at May 31, 2019.

As at May 31, 2019, forward exchange contracts in the amount of $33,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $1,347,000 are presented as current liabilities in accounts payable and accrued liabilities, and forward exchange contracts in the amount of $490,000 are presented as long-term liabilities in other long-term liabilities in the consolidated balance sheet. Forward exchange contracts of $224,000 included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on its portfolio of forward exchange contracts as at May 31, 2019, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive loss to net earnings (sales) over the next 12 months, amounts to $1,090,000.

For the three and nine months ended May 31, 2018 and 2019, the company recognized within its sales the following foreign exchange gains or losses on forward exchange contracts:

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Gains (losses) on forward exchange contracts	$(241)	$(401)	$179	$797

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Long-term Debt

	As at May 31, 2019	As at August 31, 2018

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in March 2024 and March 2025	$895	$883
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi-annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between March 2020 and September 2023	3,471	4,853
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 2.0%, maturing at different dates between June 2019 and August 2022	533	828
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly or quarterly instalments, bearing interest at annual rates of 1.1% to 2.9%, maturing at different dates between March 2020 and July 2022	1,556	2,264
	6,455	8,828
Current portion of long-term debt	2,579	2,921
	$3,876	$5,907

Principal repayments of long-term debt over the forthcoming years are as follows:

	As at May 31, 2019	As at August 31, 2018

No later than one year	$2,579	$2,921
Later than one year and no later than five years	3,774	5,745
Later than five years	102	162
	$6,455	$8,828

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6	Share Capital

The following tables summarize changes in share capital for the nine months ended May 31, 2018 and 2019.

	Nine months ended May 31, 2018
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2017	31,643,000	$1	23,068,777	$90,410	$90,411
Redemption of restricted share units	−	−	155,619	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	598	598
Balance as at November 30, 2017	31,643,000	1	23,224,396	91,008	91,009
Redemption of restricted share units	−	−	182,725	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	675	675
Balance as at February 28, 2018	31,643,000	1	23,407,121	91,683	91,684
Redemption of restricted share units	−	−	58,335	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	226	226
Balance as at May 31, 2018	31,643,000	$1	23,465,456	$91,909	$91,910

	Nine months ended May 31, 2019
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2018	31,643,000	$1	23,472,995	$91,936	$91,937
Redemption of restricted share units	−	−	176,729	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	643	643
Balance as at November 30, 2018	31,643,000	1	23,649,724	92,579	92,580
Redemption of restricted share units	−	−	129,571	−	−
Redemption of share capital	−	−	(32,232)	(126)	(126)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	424	424
Balance as at February 28, 2019	31,643,000	1	23,747,063	92,877	92,878
Redemption of restricted share units	−	−	2,856	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	11	11
Balance as at May 31, 2019	31,643,000	$1	23,749,919	$92,888	$92,889

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On January 8, 2019, the company announced that its Board of Directors had approved a share repurchase program, by way of a normal course issued bid on the open market of up to 6.3% of the issued and outstanding subordinate voting shares, representing 1,200,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 14, 2019 and will end on January 13, 2020 or earlier if the company repurchases the maximum number of shares permitted. All shares repurchased under the bid will be cancelled.

7	Statements of Earnings

Sales are as follows:

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Test and measurement	$54,359	$154,530	$49,864	$149,934
Service assurance, systems and services	19,469	62,586	22,174	49,599
Foreign exchange gains (losses) on forward exchange contracts	(241)	(401)	179	797

Total sales for the period	$73,587	$216,715	$72,217	$200,330

Net research and development expenses comprise the following:

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Gross research and development expenses	$13,901	$45,283	$18,393	$46,636
Research and development tax credits	(1,931)	(5,873)	(2,292)	(6,196)

Net research and development expenses for the period	$11,970	$39,410	$16,101	$40,440

Inventory write-down is as follows:

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Inventory write-down for the period	$390	$2,338	$681	$1,950

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Cost of sales
Depreciation of property, plant and equipment	$462	$1,422	$583	$1,521
Amortization of intangible assets	1,665	5,710	3,879	7,606
	2,127	7,132	4,462	9,127

Selling and administrative expenses
Depreciation of property, plant and equipment	371	1,077	280	647
Amortization of intangible assets	236	869	174	421
	607	1,946	454	1,068

Net research and development expenses
Depreciation of property, plant and equipment	535	1,688	692	1,804
Amortization of intangible assets	171	563	157	358
	706	2,251	849	2,162

	$3,440	$11,329	$5,765	$12,357

Depreciation of property, plant and equipment	$1,368	$4,187	$1,555	$3,972
Amortization of intangible assets	2,072	7,142	4,210	8,385

Total depreciation and amortization expenses for the period	$3,440	$11,329	$5,765	$12,357

Employee compensation comprises the following:

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Salaries and benefits	$33,742	$104,589	$38,699	$101,848
Restructuring charges	67	2,800	−	−
Stock-based compensation costs	475	1,354	440	1,280

Total employee compensation for the period	$34,284	$108,743	$39,139	$103,128

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Cost of sales	$36	$107	$36	$107
Selling and administrative expenses	350	1,015	297	882
Net research and development expenses	89	232	107	291

Total stock-based compensation for the period	$475	$1,354	$440	$1,280

Restructuring charges by functional area are as follows:

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Cost of sales	$ ‒	$304	$ ‒	$ ‒
Selling and administrative expenses	‒	495	‒	‒
Net research and development expenses	(13)	2,506	‒	‒
Income taxes	(21)	(63)	‒	‒

Total restructuring charges for the period	$(34)	$3,242	$ ‒	$ ‒

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Income Taxes

For the three months and nine months ended May 31, 2018 and 2019, the reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$920	$630	$(1,244)	$(777)

Increase (decrease) due to:
Foreign income taxed at different rates	248	236	44	(26)
Non-deductible loss (non-taxable income)	46	79	147	(60)
Non-deductible expenses	174	425	239	1,189
Change in tax rates	‒	‒	‒	167
Effect of the US tax reform	‒	‒	‒	1,528
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	(100)	(384)	(131)	(366)
Recognition of previously unrecognized deferred income tax assets (note 3)	‒	(2,383)	‒	‒
Utilization of previously unrecognized deferred income tax assets	333	(58)	(112)	(394)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	1,442	4,797	2,411	4,744
Other	322	1,244	9	(581)

Income tax provision for the period	$3,385	$4,586	$1,363	$5,424

The income tax provision consists of the following:

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Current	$3,527	$6,881	$974	$2,891
Deferred	(142)	(2,295)	389	2,533

	$3,385	$4,586	$1,363	$5,424

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding to the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2019	Nine months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2018

Basic weighted average number of shares outstanding (000’s)	55,392	55,306	55,099	54,959
Plus dilutive effect of (000’s):
Restricted share units	826	–	–	–
Deferred share units	219	–	–	–

Diluted weighted average number of shares outstanding (000’s)	56,437	55,306	55,099	54,959
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares, or their inclusion would be antidilutive (000’s)	1,706	1,698	1,796	1,802

For the three months ended May 31, 2018 and the nine months ended May 31, 2018 and 2019, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations
This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated July 10, 2019.

All financial data are expressed in US dollars, except as otherwise noted, and determined based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This discussion and analysis also contains financial data that do not comply with IFRS. Where such measures are presented, they are defined, and the reader is informed.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of test, monitoring and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators and network equipment manufacturers (NEMs) in the global communications industry. Our broad portfolio of intelligent hardware and software solutions enable network transformations related to fiber, 5G and 4G/LTE, virtualization and big data analytics. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users while driving operational efficiencies.

We introduced a new category of fiber testing solutions with the launch of the industry’s first optical fiber multimeter (OFM) following the quarter-end. This revolutionary test instrument, branded Optical Xplorer™, greatly simplifies and accelerates the task of frontline technicians by automatically evaluating the quality of fiber links in a matter of seconds.

Our sales increased 1.9% to $73.6 million in the third quarter of fiscal 2019 compared to $72.2 million for the same period last year. Bookings (purchase orders received from customers) decreased by 4.8% to $69.6 million in the third quarter of fiscal 2019, for a book-to-bill ratio of 0.95, from $73.1 million for the same period last year.

Net earnings attributable to the parent interest amounted to $21,000, or $0.00 per share, in the third quarter of fiscal 2019, compared to net loss attributable to the parent interest of $6.0 million, or $0.11 per share, for the same period last year. Net earnings for the third quarter of fiscal 2019 included net expenses totaling $2.1 million, comprising $1.7 million in after-tax amortization of intangible assets, $0.5 million in stock-based compensation costs, and a foreign exchange gain of $0.1 million. For the same period last year, net loss attributable to the parent interest included net expenses totaling $5.2 million, comprising $4.1 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs, $0.9 million for the acquisition-related deferred revenue fair value adjustment, and a foreign exchange gain of $0.2 million.

Adjusted EBITDA (net earnings (loss) attributable to the parent interest before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain or loss) reached $7.9 million, or 10.7% of sales, in the third quarter of fiscal 2019, compared to $2.5 million, or 3.5% of sales for the same period last year. Adjusted EBITDA is a non-IFRS measure. See page 46 of this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings (loss) attributable to the parent interest.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2019	Nine months ended May 31, 2018

Sales	$73,587	$72,217	$216,715	$200,330

Cost of sales (1)	30,458	28,963	88,417	77,578
Selling and administrative	23,761	25,957	75,610	74,066
Net research and development	11,970	16,101	39,410	40,440
Depreciation of property, plant and equipment	1,368	1,555	4,187	3,972
Amortization of intangible assets	2,072	4,210	7,142	8,385
Change in fair value of cash contingent consideration	–	–	–	(716)
Interest and other (income) expense	698	198	(439)	870
Foreign exchange (gain) loss	(146)	(160)	55	(1,386)
Share in net loss of an associate	–	–	–	2,080
Gain on the deemed disposal of the investment in an associate	–	–	–	(2,080)

Earnings (loss) before income taxes	3,406	(4,607)	2,333	(2,879)

Income taxes	3,385	1,363	4,586	5,424

Net earnings (loss) for the period	21	(5,970)	(2,253)	(8,303)
Net loss for the period attributable to non-controlling interest	–	–	–	(352)

Net earnings (loss) for the period attributable to parent interest	$21	$(5,970)	$(2,253)	$(7,951)

Basic and diluted net earnings (loss) attributable to parent interest per share	$0.00	$(0.11)	$(0.04)	$(0.14)

Other selected information:

Gross margin before depreciation and amortization (2)	$43,129	$43,254	$128,298	$122,752

Research and development:
Gross research and development	$13,901	$18,393	$45,283	$46,636
Net research and development	$11,970	$16,101	$39,410	$40,440

Adjusted EBITDA (2)(3)	$7,860	$2,549	$19,372	$11,100

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 45 for non-IFRS measures.
(3)	Includes acquisition-related costs of $2.1 million for the nine months ended May 31, 2018 (nil in fiscal 2019).

RESULTS OF OPERATIONS
(as a percentage of sales for the periods indicated)

	Three months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2019	Nine months ended May 31, 2018

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	41.4	40.1	40.8	38.7
Selling and administrative	32.3	35.9	34.9	37.0
Net research and development	16.3	22.3	18.2	20.2
Depreciation of property, plant and equipment	1.9	2.2	1.9	2.0
Amortization of intangible assets	2.8	5.8	3.3	4.2
Change in fair value of cash contingent consideration	–	–	–	(0.4)
Interest and other (income) expense	0.9	0.3	(0.2)	0.4
Foreign exchange (gain) loss	(0.2)	(0.2)	–	(0.7)
Share in net loss of an associate	–	–	–	1.0
Gain on the deemed disposal of the investment in an associate	–	–	–	(1.0)

Earnings (loss) before income taxes	4.6	(6.4)	1.1	(1.4)

Income taxes	4.6	1.9	2.1	2.7

Net earnings (loss) for the period	–	(8.3)	(1.0)	(4.1)
Net loss for the period attributable to non-controlling interest	–	–	–	(0.1)

Net earnings (loss) for the period attributable to parent interest	–%	(8.3)%	(1.0)%	(4.0)%

Other selected information:

Gross margin before depreciation and amortization (2)	58.6%	59.9%	59.2%	61.3%

Research and development:
Gross research and development	18.9%	25.5%	20.9%	23.3%
Net research and development	16.3%	22.3%	18.2%	20.2%

Adjusted EBITDA (2)(3)	10.7%	3.5%	8.9%	5.5%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 45 for non-IFRS measures.
(3)	Includes acquisition-related costs of 1.0% of sales for the nine months ended May 31, 2018 (nil in fiscal 2019).

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales (1)

	Three months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2019	Nine months ended May 31, 2018

Test and measurement	$54,359	$49,864	$154,530	$149,934
Service assurance, systems and services	19,469	22,174	62,586	49,599
	73,828	72,038	217,116	199,533
Foreign exchange gains (losses) on forward exchange contracts	(241)	179	(401)	797
Total sales	$73,587	$72,217	$216,715	$200,330

Bookings

	Three months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2019	Nine months ended May 31, 2018

Test and measurement	$50,157	$52,111	$159,473	$152,351
Service assurance, systems and services	19,648	20,800	67,822	51,407
	69,805	72,911	227,295	203,758
Foreign exchange gains (losses) on forward exchange contracts	(241)	179	(401)	797
Total bookings	$69,564	$73,090	$226,894	$204,555

Sales by geographic region

The following table summarizes sales by geographic region:

	Three months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2019	Nine months ended May 31, 2018

Americas	51%	49%	51%	50%
Europe, Middle East and Africa (EMEA)	30	35	32	31
Asia-Pacific (APAC)	19	16	17	19

	100%	100%	100%	100%

(1)	Refer to page 47 for quarterly sales by product line for fiscal 2018.

For the three months ended May 31, 2019, our sales increased 1.9% to $73.6 million, compared to $72.2 million for the same period last year, while our bookings decreased 4.8% to $69.6 million, compared to $73.1 million for the same period last year, for a book-to-bill ratio of 0.95.

For the nine months ended May 31, 2019, our sales increased 8.2% to $216.7 million, from $200.3 million for the same period last year, while our bookings increased 10.9% to $226.9 million, from $204.6 million for the same period last year, for a book-to-bill ratio of 1.05.

Beginning in the first quarter of fiscal 2019, we are reporting sales and bookings based on two newly created product families: Test and Measurement (T&M) as well as Service Assurance, Systems and Services (SASS). Optical, transport and copper test solutions make up the T&M product family, including portable equipment for the field and benchtop units for the lab and manufacturing environments. The SASS family mainly consists of service assurance, fiber monitoring, analytics and professional services as well as other systems-related solutions like network simulation and network topology discovery. This broad product family tends to be software-intensive with longer sales and revenue-recognition cycles than the T&M group. We believe this breakdown better reflects our long-term strategy, while enhancing comparisons against industry peers and investors’ understanding of our business. This classification replaces our former Physical-Layer and Protocol-Layer product groups. The main changes involve fiber monitoring solutions, which were previously in the Physical-Layer product group, moving into SASS, and transport testing moving from the Protocol-Layer group into T&M.

Sales

Third quarter review

In the third quarter of fiscal 2019, our total sales increased 1.9% year-over-year, despite a negative currency impact. The increase in total sales year-over-year mainly comes from our Test and Measurement product line, especially high-speed optical transport solutions and advanced optical test equipment from EXFO Optics S.A.S. (formerly Yenista S.A.S.) dedicated to labs and network equipment manufacturers (NEMs). This increase was partially offset by less demand for our Service Assurance, Systems and Services (SASS) product family. These systems-related solutions are subject to delays in spending on the part of communications service providers (CSPs), who are busy evaluating how to transform their network architectures in the most agile and cost-effective manner to accommodate high-bandwidth, low-latency applications on 5G and virtualized networks.

In the third quarter of fiscal 2019, sales of our T&M product line increased 9.0% year-over-year, despite a negative currency impact. In the third quarter of fiscal 2019, we generated increased sales from our optical test solutions, our high-speed optical transport solutions, as well as advanced equipment from EXFO Optics S.A.S. for labs and NEMs, compared to the same period last year. However, sales of our copper test solutions were down as they are characterized by large intermittent orders from customers.

In the third quarter of fiscal 2019, sales of our SASS product line decreased 12.2% year-over-year mainly due to the delay in spending on the part of CSPs, who are evaluating how to transform their network architectures in the most agile and cost-effective manner. In addition, SASS sales were negatively impacted by currency fluctuations year-over-year.

First nine months review

In the first nine months of fiscal 2019, the 8.2% increase in total sales year-over-year can be attributed to the positive effect of the acquisition of EXFO Solutions S.A.S. (formerly Astellia S.A.). EXFO Solutions contributed nine months of sales in fiscal 2019 versus four months in 2018. We also benefited from a $4.9 million order that was recognized in the second quarter of fiscal 2019 for our real-time network topology solution (no such order in fiscal 2018). Otherwise, our total sales were negatively affected by currency fluctuations year-over-year.

In the first nine months of fiscal 2019, sales of our T&M product line improved 3.1% year-over-year, despite a negative currency impact. In the first nine months of fiscal 2019, we generated increased sales from our high-speed optical transport solutions, as well as higher sales from EXFO Optics S.A.S. for advanced solutions dedicated to labs and NEM environments, compared to the same period last year.

In the first nine months of fiscal 2019, sales of our SASS product line surged 26.2% year-over-year mainly because we benefited from the EXFO Solutions acquisition for the full reporting period versus four months in 2018. Our sales were also negatively affected by currency fluctuations year-over-year.

Bookings

Third quarter review

In the third quarter of fiscal 2019, the 4.8% decrease in total bookings year-over-year mainly comes from less orders for both our T&M and SASS product lines as well as the negative currency impact year-over-year.

In the third quarter of fiscal 2019, bookings of our T&M product line decreased 3.8% year-over-year. The year-over-year decrease in bookings of our T&M product line is largely due to less orders for our optical test solutions and the negative currency impact. Otherwise, we reported higher bookings for advanced solutions for NEMs and R&D labs year-over-year, which offset in part the decrease in bookings.

In the third quarter of fiscal 2019, bookings of our SASS product line decreased 5.5% year-over-year mainly due to delays in spending on the part of CSPs, who are evaluating how to transform their network architectures in the most agile and cost-effective manner for 5G and virtualized networks. In addition, our SASS product line bookings were negatively impacted by currency fluctuations year-over-year.

First nine months review

In the first nine months of fiscal 2019, the 10.9% increase in total bookings year-over-year mainly comes from the positive effect of our acquisition of EXFO Solutions. EXFO Solutions contributed nine months of bookings in fiscal 2019 versus four months in 2018. We also benefited from larger calendar year-end budget spending from CSPs in the Americas for our T&M products and received a $4.9 million order for our real-time network topology solution in the second quarter of fiscal 2019 (no such order in fiscal 2018). Otherwise, in the first nine months of fiscal 2019, total bookings were negatively impacted by currency fluctuations year-over-year.

In the first nine months of fiscal 2019, bookings of our T&M product line increased 4.7% year-over-year mainly due to larger calendar year-end budget spending on the part of some CSPs in the Americas. Our high-speed optical transport and advanced solutions for NEMs and R&D labs also delivered higher bookings compared to the same period last year. This bookings increase was partially mitigated by slightly less optical orders and the negative currency impact year-over-year.

In the first nine months of fiscal 2019, bookings of our SASS product line increased 31.9% year-over-year mainly due to the positive effect of the acquisition of EXFO Solutions. EXFO Solutions contributed nine months of bookings in fiscal 2019 versus four months in 2018. We also benefited from the $4.9 million order for our real-time network topology solution. Otherwise, in the first nine months of fiscal 2019, total bookings were negatively impacted by currency fluctuations year-over-year.

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end system-based solutions, our quarterly sales and bookings are becoming increasingly subject to quarterly fluctuations, as we are managing more complex, multimillion-dollar deals that have prolonged sales and revenue recognition cycles related to our SASS product family. This has been amplified with the acquisition of EXFO Solutions.

Customer concentration

In the third quarters of fiscal 2018 and 2019, no customer accounted for more than 10% of our sales and our top three customers accounted for 15.2% and 16.9% of sales. In the first nine months of fiscal 2018 and 2019, no customer accounted for more than 10% of our sales and our top three customers accounted for 16.7% and 18.8% of sales.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 45 of this document)

Gross margin before depreciation and amortization reached 58.6% of sales for the three months ended May 31, 2019, compared to 59.9% for the same period last year.

Gross margin before depreciation and amortization reached 59.2% of sales for the nine months ended May 31, 2019, compared to 61.3% for the same period last year.

Third quarter review

In the third quarter of fiscal 2019, our gross margin before depreciation and amortization was negatively impacted by lower SASS sales year-over-year which prevented us from better absorbing our fixed costs. We were also affected by a less favorable sales mix within our SASS product family during the third quarter of 2019 as some solutions carry higher margins than others. These negative effects on our gross margin before depreciation and amortization were partially offset by stronger margins from our T&M products year-over-year.

We also recorded lower inventory write-offs in the third quarter of 2019 compared to the same period last year, which raised our gross margin before depreciation and amortization by 0.4% of sales year-over-year.

Finally, in the third quarter of fiscal 2019, we recorded in our sales foreign exchange losses on our forward exchange contracts of $0.2 million, compared to foreign exchange gains of $0.2 million in the same period last year. This gap lowered our gross margin before depreciation and amortization by 0.2% year-over-year.

First nine months review

In the first nine months of fiscal 2019, EXFO Solutions, which contributed to our gross margin before depreciation and amortization for the full period compared to four months in the same period last year, delivered lower margins than our typical corporate margin as a large portion of its sales comprise professional services.

Our gross margin before depreciation and amortization was also negatively affected by a less favorable sales mix compared to the same period last year.

Furthermore, in the first nine months of fiscal 2019, we recorded in our sales foreign exchange losses on our forward exchange contracts of $0.4 million, compared to foreign exchange gains of $0.8 million in the same period last year. This gap reduced our gross margin before depreciation and amortization by 0.3% year-over-year.

Finally, in the first nine months of fiscal 2019, our gross margin before depreciation and amortization included $0.3 million, or 0.1% of sales, in restructuring charges (nil in 2018).

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended May 31, 2019, selling and administrative expenses were $23.8 million, or 32.3% of sales, compared to $26.0 million, or 35.9% of sales, for the same period last year.

For the nine months ended May 31, 2019, selling and administrative expenses were $75.6 million, or 34.9% of sales, compared to $74.1 million, or 37.0% of sales, for the same period last year.

In the third quarter of fiscal 2019, our selling and administrative expenses decreased $2.2 million or 8.5% compared to the same period last year. In the first nine months of fiscal 2019, our selling and administrative expenses increased $1.5 million or 2.1% compared to the same period last year.

Third quarter review

In the third quarter of fiscal 2019, the positive impact of our 2018 restructuring plan reduced our selling and administrative expenses compared to the same period last year. In addition, in the third quarter of fiscal 2019, the increase in the average value of the US dollar compared to other currencies had a positive impact on our selling and administrative expenses year-over-year.

However, in the third quarter of fiscal 2019, we incurred additional expenses compared to the same period last year due to inflation and salary increases.

First nine months review

In the first nine months of fiscal 2019, we incurred additional expenses compared to the same period last year, as we had the full contribution of EXFO Solutions, compared to a four-month contribution during the same period last year. In addition, inflation and salary increases, as well as restructuring charges of $0.5 million (0.2% of sales) in the first nine months of 2019 (compared to nil in 2018) contributed to increasing our selling and administrative expenses year-over-year.

However, in the first nine months of fiscal 2019, the positive impact of our 2018 restructuring plan reduced our selling and administrative expenses compared to the same period last year. In addition, the increase in the average value of the US dollar compared to other currencies had a positive impact on our selling and administrative expenses year-over-year.

Finally, in the first nine months of fiscal 2018, our selling and administrative expenses included $2.1 million (1.0% of sales) in acquisition-related costs following our business acquisitions, compared to nil during the same period this year.

RESEARCH AND DEVELOPMENT EXPENSES

Gross Research and Development Expenses

For the three months ended May 31, 2019, gross research and development expenses totaled $13.9 million, or 18.9% of sales, compared to $18.4 million, or 25.5% of sales, for the same period last year.

For the nine months ended May 31, 2019, gross research and development expenses totaled $45.3 million, or 20.9% of sales, compared to $46.6 million, or 23.3% of sales, for the same period last year.

Third quarter review

In the third quarter of fiscal 2019, our gross research and development expenses decreased $4.5 million compared to the same period last year.

In the third quarter of fiscal 2019, the positive impact of our 2018 restructuring plan reduced our gross research and development expenses compared to the same period last year. In addition, in the third quarter of fiscal 2019, the increase in the average value of the US dollar compared to other currencies had a positive impact on our gross research and development expenses year-over-year. Finally, a shift in the mix of research and development projects year-over-year resulted in lower expenses.

However, in the third quarter of fiscal 2019, we incurred additional expenses compared to the same period last year due to inflation and salary increases.

First nine months review

In the first nine months of fiscal 2019, our gross research and development expenses decreased $1.3 million compared to the same period last year.

In the first nine months of fiscal 2019, we incurred restructuring charges of $2.5 million (1.2% of sales) compared to nil in 2018, as well as additional expenses compared to the same period last year, as we had the full contribution of EXFO Solutions, compared to a four-month contribution during the same period last year. Gross research and development expenses were also subject to inflation and salary increases for the first nine months of fiscal 2019.

However, in the first nine months of fiscal 2019, the positive impact of our 2018 restructuring plan reduced our gross research and development expenses compared to the same period last year. In addition, in the first nine months of fiscal 2019, the increase in the average value of the US dollar compared to other currencies had a positive impact on our gross research and development expenses year-over-year. Finally, a shift in the mix of research and development projects year-over-year resulted in lower expenses.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technology and customer relationships. In addition, intangible assets include software.

For the three months ended May 31, 2019, amortization of intangible assets amounted to $2.1 million compared to $4.2 million for the same period last year.

For the nine months ended May 31, 2019, amortization of intangible assets amounted to $7.1 million compared to $8.4 million for the same period last year.

Third quarter review

In the third quarter of fiscal 2019, amortization of intangible assets decreased $2.1 million year-over-year; this was mainly due to final adjustment of the purchase price allocation for the acquisition of EXFO Solutions in the last quarter of fiscal 2018.

First nine months review

In the first nine months of fiscal 2019, amortization of intangible assets decreased of 1.3 million year-over-year, even if we had full contribution of EXFO Solutions, compared to a four-month contribution during the same period last year. The year-over-year decrease was mainly due to final adjustment of the purchase price allocation for the acquisitions of EXFO Optics S.A.S. (formerly Yenista S.A.S.) in the second quarter of fiscal 2018 and of EXFO Solutions in the last quarter of fiscal 2018.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar compared to the US dollar would have a negative impact on our operating results.

For the three months ended May 31, 2019, we recorded a foreign exchange gain of $0.1 million compared to $0.2 million for the same period last year.

For the nine months ended May 31, 2019, foreign exchange loss amounted to $0.1 million compared to a foreign exchange gain of $1.4 million for the same period last year.

Third quarter review

During the third quarter of fiscal 2019, the period-end value of the Canadian dollar decreased versus the US dollar compared to the previous quarter, and we reported a foreign exchange gain of $0.1 million during that period. In fact, the period-end value of the Canadian dollar decreased by 2.7% versus the US dollar to CA$1.3526 = US$1.00 in the third quarter of fiscal 2019, compared to CA$1.3168 = US$1.00 at the end of the previous quarter. During the third quarter of fiscal 2019, the average value of the Canadian dollar compared to the US dollar was 1.3381.

During the same period last year, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $0.2 million. The period-end value of the Canadian dollar slightly decreased 1.1% versus the US dollar to CA$1.2948 = US$1.00 in the third quarter of fiscal 2018, compared to CA$1.2809 = US$1.00 at the end of the previous quarter. During the third quarter of fiscal 2018, the average value of the Canadian dollar compared to the US dollar was 1.2835.

First nine months review

During the first nine months of fiscal 2019, the period-end value of the Canadian dollar decreased versus the US dollar compared to the previous year-end, and we reported a foreign exchange loss of $0.1 million during that period. In fact, the period-end value of the Canadian dollar decreased by 3.6% versus the US dollar to CA$1.3526 = US$1.00 in the first nine months of fiscal 2019, compared to CA$1.3055 = US$1.00 at the end of the previous year.

During the same period last year, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous year-end, which resulted in a foreign exchange gain of $1.4 million during the period. The period-end value of the Canadian dollar decreased 3.2% versus the US dollar to CA$1.2948 = US$1.00 in the first nine months of fiscal 2018, compared to CA$1.2536 = US$1.00 at the end of the previous year.

Foreign exchange rate fluctuations also flow through the P&L line items as a portion of our sales are denominated in Canadian dollars and euros and a significant portion of our cost of sales and operating items are denominated in Canadian dollars, euros, and Indian rupees and we report our results in US dollars. In the third quarter and the first nine months of fiscal 2019, the increase in the average value of the US dollar compared to the Canadian dollar, the euro, the British pound, and the Indian rupee year-over-year resulted in a positive impact on our operating expenses for these periods. In the third quarter of fiscal 2019, the average value of the US dollar increased 4.3%, 7.5%, 5.9% and 5.9% year-over-year respectively, compared to the Canadian dollar, the euro, the British pound and the Indian rupee. In the first nine months of fiscal 2019, the average value of the US dollar increased 4.5%, 5.3%, 4.7% and 8.4% year-over-year respectively, compared to the Canadian dollar, the euro, the British pound and the Indian rupee.

INCOME TAXES

For the three months ended May 31, 2019, we reported income tax expenses of $3.4 million on earnings before income taxes of $3.4 million. For the corresponding period last year, we reported income tax expenses of $1.4 million on a loss before income taxes of $4.6 million.

For the nine months ended May 31, 2019, we reported income tax expenses of $4.6 million on earnings before income taxes of $2.3 million. For the corresponding period, last year, we reported income tax expenses of $5.4 million on a loss before income taxes of $2.9 million.

Discrete items affecting our effective income tax rate

Fiscal 2019

During the three months ended February 28, 2019, as part of our fiscal 2018 restructuring plan and the shutdown of some of our facilities in the United States, we transferred the ownership of certain intellectual property held in the United States to Canada. This created a deductible tax asset in Canada and resulted in the recognition of a deferred income tax recovery of $2.4 million during the nine months ended May 31, 2019 as the recovery of this asset is probable.

Fiscal 2018

During the three months ended February 28, 2018, the US tax reform ("Tax Cuts and Jobs Act") became substantively enacted and reduced the maximum corporate income tax rate from 35% to 21%, effective January 1, 2018. Based on our estimate of deferred tax assets expected to be used in fiscal 2018 and beyond against taxable income in the United States, we recorded a deferred income tax expense of $1.5 million in the consolidated statements of earnings three ended February 28, 2018 and the nine months ended May 31, 2018 to account for the effect of this new substantively enacted tax rate.

Otherwise, our distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and acquisition-related costs for business combinations are non-deductible for tax purposes. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain or loss was a result of the translation of the financial statements of our foreign subsidiaries from their local currency to the functional currency and was therefore non-taxable or non-deductible. Notwithstanding these elements, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these periods.

Please refer to note 8 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at May 31, 2019, cash and short-term investments totaled $15.3 million, while our working capital was at $35.6 million. Our cash and short-term investments decreased by $11.7 million in the third quarter of fiscal 2019 compared to the previous quarter-end.

The following table summarizes the decrease in cash and short-term investments during the third quarter of fiscal 2019 in thousands of US dollars:

Cash flows used by operating activities	$(5,214)
Decrease in bank loan	(3,808)
Purchases of capital assets	(1,639)
Repayment of long-term debt	(713)
Unrealized foreign exchange loss on cash and short-term investments	(313)

$11,687

Our short-term investments of $1.7 million consist of debt instruments issued by high-credit-quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis.

We believe that our cash balances and short-term investments totaling $15.3 million, combined with our available revolving credit facilities of up to $55.2 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including any possible working capital requirements from our new acquisitions. In addition to these assets and credit facilities, we have unused available lines of credit of $20.8 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities as well as the issuance of subordinate voting shares.

Operating activities

Cash flows used by operating activities were $5.2 million for the three months ended May 31, 2019, compared to a cash flows provided of $4.7 million for the same period last year.

Cash flows provided by operating activities were $11.0 million for the nine months ended May 31, 2019, compared to $13.4 million for the same period last year.

Third quarter review

Cash flows used by operating activities in the third quarter of fiscal 2019 were attributable to net earnings after items not affecting cash of $5.6 million, and the negative net change in non-cash operating items of $10.8 million; this was mainly due to the negative effect on cash of the $12.9 million increase in our accounts receivable due to the timing of sales and receipts during the quarter, the $0.7 million increase in our other assets due to timing of payments during the quarter, the $0.6 million increase in our prepaid expenses due to timing of payments during the quarter, and the $0.3 million increase in our inventories due to the need to meet future demand. These negative effects on cash were offset in part by the positive effect on cash of the $2.0 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter, and the $1.6 million decrease in our income taxes and tax credits due to tax credits recovered during the quarter.

Cash flows provided by operating activities in the third quarter of fiscal 2018 were attributable to the net loss after items not affecting cash of $0.5 million, offset by the positive net change in non-cash operating items of $5.2 million; this was mainly due to the positive effect on cash of the decrease of $2.4 million in our accounts receivable due to the timing of receipts and sales during the quarter, the $1.2 million decrease in our inventories due to increased inventory turnovers, as well as the $1.8 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter. These positive effects on cash were offset in part by the negative effect on cash of the $0.2 million increase in our other assets due to timing of payments during the quarter.

First nine months review

Cash flows provided by operating activities in the first nine months of fiscal 2019 were attributable to net earnings after items not affecting cash of $18.0 million, and the negative net change in non-cash operating items of $7.0 million; this was mainly due to the negative effect on cash of the $7.0 million increase in our accounts receivable due to the timing of receipts and sales during the period, the increase of $0.7 million in our inventories due to meet future demand, the decrease of $1.5 million in our other liabilities due to timing of payments during the period, and the increase of $1.0 million in our other assets and $0.4 million in our prepaid expenses due to timing of payments during the period.  These negative effects on cash were offset in part by the positive effect on cash of the increase of $2.0 million in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the period, and the decrease of $1.6 million in our income taxes and tax credits due to tax credit recovered during the period.

Cash flows provided by operating activities in the first nine months of fiscal 2018 were attributable to the net earnings after items not affecting cash of $8.9 million, and the positive net change in non-cash operating items of $4.5 million; this was mainly due to the positive effect on cash of the decrease of $7.7 million in our accounts receivable due to the timing of receipts and sales during the period and the decrease of $0.2 million in our prepaid expenses due to timing of payments during the period. These positive effects on cash were offset in part by the negative effect on cash of the $2.8 million increase in our income taxes and tax credits recoverable due to tax credits earned during the period not yet recovered, and the $0.8 million increase in our other assets due to timing of payments during the period.

Investing activities

Cash flows used by investing activities were $1.1 million for the three months ended May 31, 2019, compared $3.4 million for the same period last year.

Cash flows used by investing activities were $2.4 million for the nine months ended May 31, 2019, compared to $39.6 million for the same period last year.

Third quarter review

In the third quarter of fiscal 2019, we made cash payments of $1.6 million for the purchase of capital assets but we disposed (net of acquisitions) $0.5 million worth of short-term investments.

For the corresponding period last year, we made cash payments of $3.4 million for the purchase of capital assets.

First nine months review

In the first nine months of fiscal 2019, we made cash payments of $6.3 million for the purchase of capital assets. However, during the period, we received net proceeds of $3.3 million from the sale of capital assets and we disposed (net of acquisitions) $0.6 million worth of short-term investments.

For the corresponding period last year, we made cash payments of $7.7 million and $31.7 million respectively for the purchase of capital assets and the acquisitions of EXFO Optics and EXFO Solutions. In addition, we acquired $0.2 million worth of short-term investments during the period.

Financing activities

Cash flows used by financing activities were $4.5 million for the three months ended May 31, 2019, compared to cash flows provided of $4.8 million for the same period last year.

Cash flows used by financing activities were $7.3 million for the nine months ended May 31, 2019, compared to cash flows provided of $6.6 million for the same period last year.

Third quarter review

In the third quarter of fiscal 2019, our bank loan decreased by $3.8 million and we repaid $0.7 million of our long-term debt.

During the same period last year, our bank loan increased $9.2 million, but we repaid $0.8 million of our long-term debt and paid $3.7 million for the purchase of the non-controlling interest in EXFO Solutions.

First nine months review

In the first nine months of fiscal 2019, our bank loan decreased by $5.1 million, we repaid $2.2 million of our long-term debt and other liabilities and we redeemed share capital for $0.1 million.

During the same period last year, our bank loan increased by $11.3 million, but we repaid $1.0 million of our long-term debt and paid $3.7 million for the purchase of the non-controlling interest in EXFO Solutions.

Contractual Obligations

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and equipment, licensing of intellectual property and long-term debt. The following table summarizes our undiscounted contractual obligations as at May 31, 2019 in thousands of US dollars:

	Long-term debt	Operating leases	Licensing agreements	Total

No later than one year	$2,579	$3,132	$1,754	$7,465
Later than one year and no later than five years	3,774	7,056	2,123	12,953
Later than five years	102	93	–	195
	$6,455	$10,281	$3,877	$20,613

In addition, as at May 31, 2019, we had letters of guarantee amounting to $1.1 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China, Finland and France, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2019, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2019 to August 2019	$8,700,000	1.2984
September 2019 to August 2020	33,600,000	1.3001
September 2020 to August 2021	15,300,000	1.3067
September 2021 to April 2022	4,500,000	1.3208
Total	$62,100,000	1.3030

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2019 to August 2019	$600,000	74.31
September 2019 to May 2020	$1,200,000	72.00
Total	$1,800,000	72.77

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $0.5 million as at August 31, 2018 and $1.8 million as at May 31, 2019, mainly for our US/Canadian dollar forward exchange contracts. The quarter-end exchange rate was CA$1.3526 = US$1.00 as at May 31, 2019.

SHARE CAPITAL

As at July 10, 2019, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 23,755,118 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STRUCTURED ENTITIES

As at May 31, 2019, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2018, and our condensed interim consolidated financial statements for the three months ended November 30, 2018, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS

Recently issued IFRS Pronouncements Adopted in Fiscal 2019

Financial instruments

The final version of IFRS 9, “Financial Instruments”, was issued in July 2014 and replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting, representing a new hedge accounting model, have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. We adopted this new standard on September 1, 2018 using the modified retrospective method. The following table summarizes the impact of its adoption on our consolidated balance sheet as at September 1, 2018, in thousands of US dollars:

	As reported as at August 31, 2018	Adjustments	As adjusted as at September 1, 2018

Accounts receivable – Trade	$47,273	$(303)	$46,970
Income taxes recoverable	$4,790	$50	$4,840
Total assets	$284,544	$(253)	$284,291

Retained earnings	$114,906	$(253)	$114,653
Shareholders’ equity	$177,921	$(253)	$177,668

In addition, our financial instruments are accounted for as follows under IFRS 9 as compared to our previous accounting policy with IAS 39:

Financial assets	Classification – IAS 39	Classification – IFRS 9

Cash	Loans and receivables	Amortized cost
Short-term investments	Available for sale	Fair value through other comprehensive income
Accounts receivable	Loans and receivables	Amortized cost
Other assets	Loans and receivables	Amortized cost
Forward exchange contracts	Derivatives used for hedging	Derivatives used for hedging

Financial liabilities

Bank loan	Other financial liabilities	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Other liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost
Forward exchange contracts	Derivatives used for hedging	Derivatives used for hedging

Hedge accounting

All existing hedge relationships that were designated as effective hedging relationships under IAS 39 were re-designated and continue to qualify for hedge accounting under IFRS 9. The adoption of IFRS 9 did not change the application of hedge accounting for our effective hedges.

Revenue from contracts with customers

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity must apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity recognizes revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. We adopted this new standard on September 1, 2018 using the modified retrospective method. We applied this standard retrospectively only to contracts that are not completed at the date of initial application.

We concluded that the main areas of impact relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangements that contain customer acceptance clauses, and the sale of licenses that provide customers with the “right to use” our intellectual property. The adoption of the new standard had no material impact on our consolidated financial statements.

Refer to note 2 to our condensed unaudited interim consolidated financial statements for the three and nine months ended May 31, 2019 and to our consolidated financial statements for the year ended August 31, 2018, for the effect of other recent accounting pronouncements on our consolidated financial statements.

RISKS AND UNCERTAINTIES

For the first nine months of fiscal 2019, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2018.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) attributable to the parent interest before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, change in fair value of cash contingent consideration, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on our IFRS results of non-cash and/or non-operating statement of earnings elements, as well as elements subject to significant volatility such as foreign exchange gain or loss. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare our performance against that of our competitors and industry players in our sector.

Finally, these measures help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance. More importantly, it enables the comparison of our performance on a relatively similar basis against that of other public and private companies in our industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss) attributable to the parent interest, in thousands of US dollars:

Adjusted EBITDA

	Three months ended May 31, 2019	Three months ended May 31, 2018	Nine months ended May 31, 2019	Nine months ended May 31, 2018

IFRS net earnings (loss) attributable to the parent interest for the period	$21	$(5,970)	$(2,253)	$(7,951)

Add (deduct):

Depreciation of property, plant and equipment	1,368	1,555	4,187	3,972
Amortization of intangible assets	2,072	4,210	7,142	8,385
Interest and other (income) expense	698	198	(439)	870
Income taxes	3,385	1,363	4,586	5,424
Stock-based compensation costs	475	440	1,354	1,280
Restructuring charges (reversals)	(13)	–	3,305	–
Change in fair value of cash contingent consideration	–	–	–	(716)
Acquisition-related deferred revenue fair value adjustment	–	913	1,435	1,222
Foreign exchange (gain) loss	(146)	(160)	55	(1,386)
Adjusted EBITDA for the period (1)	$7,860	$2,549	$19,372	$11,100

Adjusted EBITDA as a percentage of sales	10.7%	3.5%	8.9%	5.5%

(1)	Includes acquisition-related costs of $2.1 million for the nine months ended May 31, 2018 (nil in fiscal 2019).

QUARTERLY SUMMARY FINANCIAL INFORMATION (1)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	May 31, 2019	February 28, 2019	November 30, 2018	August 31, 2018

Sales	$73,587	$73,927	$69,201	$69,216
Cost of sales (2)	$30,458	$29,062	$28,897	$27,426
Net earnings (loss)	$21	$5,193	$(7,467)	$(3,951)
Basic and diluted net earnings (loss) per share	$0.00	$0.09	$(0.14)	$(0.07)

	Quarters ended
	May 31, 2018	February 28, 2018	November 30, 2017	August 31, 2017

Sales	$72,217	$64,722	$63,391	$62,981
Cost of sales (2)	$28,963	$25,326	$23,289	$23,972
Net earnings (loss) attributable to the parent interest	$(5,970)	$(4,660)	$2,679	$844
Basic and diluted net earnings (loss) attributable to the parent interest per share	$(0.11)	$(0.08)	$0.05	$0.02

(1)
Quarterly financial information has been derived from our condensed unaudited interim consolidated financial statements, which are prepared in accordance with IFRS, as issued by the IASB, applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”. The presentation currency is the US dollar, which differs from the functional currency of the company (Canadian dollar).

(2)	The cost of sales is exclusive of depreciation and amortization.

Sales by product line for fiscal 2018:

	Quarters ended
	August 31, 2018	May 31, 2018	February 28, 2018	November 30, 2017	Total

Test and measurement	$47,489	$49,864	$49,884	$50,186	$197,423
Service assurance, systems and services	21,649	22,174	14,457	12,968	71,248
Foreign exchange gains on forward exchange contracts	78	179	381	237	875

Total sales	$69,216	$72,217	$64,722	$63,391	$269,546

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PHILIPPE MORIN, Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended May 31, 2019.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on March 1, 2019 and ended on May 31, 2019 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: July 10, 2019

/s/ Philippe Morin
Philippe Morin
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PIERRE PLAMONDON, Chief Financial Officer and Vice-President, Finance of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended May 31, 2019.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on March 1, 2019 and ended on May 31, 2019 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: July 10, 2019

/s/ Pierre Plamondon
Pierre Plamondon, CPA, CA
Chief Financial Officer and Vice-President, Finance